Testing the Waters Materials Related to Series #NBAJAM

From the Rally App:

#NBAJAM

‘94 SEGA GENESIS NBA JAM

THIS INITIAL OFFERING IS COMING SOON!

GENESIS
NBA JAM

CURRENT VALUE: $47,000

OFFERING FOR THIS ASSET IS NOT YET SCHEDULED. CHECK BACK SOON

DETAILS GALLERY LEGAL

#NBAJAM | $47K

COMPARABLE ASSET VALUE

ASSET VALUE
+220.8%

TRANSACTIONS
3

The interactive Comparable Asset Value Chart (the “Chart”) plots historical sales of assets comparable to the Underlying Asset, showing price values on the vertical axis against time on the horizontal axis.  The prices reflected on the Chart are not adjusted for inflation.  Users of the Platform can opt to display varying ranges of time on the Chart’s horizontal axis, from one month to one year or longer to the extent such data are available.  If multiple comparable asset sales occurred on a single day, the Chart provides an average for that day.  By hovering over the points on the Chart, users can view price and date of sale represented by each point.  The table below sets forth the data points plotted in the Chart.

Comparable Asset	Date	Sale Price	Source/ Sale Venue
Sega Genesis NBA Jam (Wata 9.8 A++)	7/15/2021	$12,000.00	eBay
Sega Genesis NBA Jam (Wata 9.8 A++)	10/29/2021	$31,200.00	Heritage
Sega Genesis NBA Jam (Wata 9.8 A++)	1/28/2022	$38,500.00	Heritage

#NBAJAM | *Visuals*

NBA Jam arcade cabinets raked in over $1B in 1993, tripling the profits of the year's record-breaking motion picture, Jurassic Park.

LAUNCH GALLERY ›

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RSE Archive, LLC is "testing the waters" to gauge market demand from potential investors for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the "Commission") and approval of any other required government or regulatory agency. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. "Share" or "Stock" refers to interests in a series of RSE Archive, LLC. This communication does not constitute a solicitation to purchase or an offer to sell securities - visit our website rallyrd.com for full terms & conditions. Full details and disclaimers on http://rallyrd.com/disclaimer.

DESCRIPTION OF SERIES 1994 SEGA GENESIS NBA JAM VIDEO GAME

Investment Overview

•Upon completion of the Series #NBAJAM Offering, Series #NBAJAM will purchase a 1994 Sega Genesis NBA Jam Video Game graded Wata 9.8 A++ as the Underlying Asset for Series #NBAJAM (The “Series 1994 Sega Genesis NBA Jam Video Game” or the “Underlying Asset” with respect to Series #NBAJAM, as applicable), the specifications of which are set forth below.

•The Sega Genesis was released in the US on August 14, 1989, with the popular marketing slogan, “Genesis does what Nintendon’t.”

•The Sega Genesis port of the 1993 Midway Arcade game NBA Jam, brought to consoles by Acclaim Entertainment, was released on March 4th, 1994.

•The Underlying Asset is a 1994 Sega Genesis NBA Jam Video Game graded Wata 9.8 A++

Asset Description

Overview & Authentication

•Bally Manufacturing Corporation began as a pinball division for the company Lion Manufacturing in January of 1932.

•1969 Midway Manufacturing Company, maker of Amusement Machines, was bought by Bally, a leading pinball machine manufacturer. In 1988 WMS Industries of Chicago purchased Bally and incorporated Midway Manufacturing as wholly owned subsidiary.  Midway went on to design and produce video games.

•Midway developer, Mark Turmell, described how Midway employees previewed a fighting game called Primal Rage by Atari that used stop motion animation.  The team at Midway combined this technology with aspects of Bally owned Arch Rivals, a comedy themed basketball arcade game.  The resulting combination would go onto become the basis for NBA Jam.

•The Sega Genesis was released in the US on August 14, 1989, with the popular marketing slogan, “Genesis does what Nintendon’t.”

•The NBA Jam Announcer, Tim Kitzrow, was a Second City performer and shared the stage with comedy legends like Tina Fey, Stephen Colbert, and Steve Carell.

•NBA Jam featured several hidden-character easter eggs, when the right code was entered users could play as Bill Clinton, Al Gore, or even George Clinton of the P-Funk All Stars.

•Upon the console version release of NBA Jam, Electronic Gaming Monthly exclaimed the game included “54 of the hottest players from all 27 NBA teams, including Pat Ewing, Clyde Drexler, Karl Malone and Scottie Pippen – complete with all their signature moves.”

•Some NBA Jam arcade machines featured Michael Jordan as a playable character.  He was pulled out of the game in most machines when he pulled himself out of NBA licensing, however a few machines still exist with the option to play as Jordan.

•NBA Jam was America’s highest grossing arcade game of 1993.  Each machine was earning an average of $2400 per week, this set an all-time record for highest per-unit arcade earnings in the United States.

•While Jurassic Park was 1993’s biggest movie, making $346 million, in the same year the newly released NBA Jam tripled that amount bringing in over 1 billion dollars in the same time period.

•NBA Jam proved to be the most successful officially licensed sports game in the Sega Genesis’ history, selling 1.93 million copies.

•Midway declared Chapter 11 bankruptcy in February of 2009, this allowed EA Games to acquire the rights to the IP and reboot the game series.

•On October 5, 2010, NBA Jam was released for the Nintendo Wii, a month later (November 15, 2010) NBA JAM reboot was released on Xbox 360 and PS3.  EA released a mobile version for iPod Touch and iPad Feb 10th, 2011.

•In 2019 an exhaustive history of NBA Jam was published with commentary from creators, fans, and stars of the game.

•The Underlying Asset has been authenticated by Wata Games and issued a grade of 9.8 A++ with certification number 575772-026

Notable Features

•1994 Sega Genesis NBA Jam Video Game graded Wata 9.8 A++.

Notable Defects

•The Underlying Asset shows signs of wear consistent with its condition grade from Wata Games.

Details

Series Sega Genesis NBA Jam Video Game «Series_Name»
Game	NBA Jam
System	Sega Genesis
Manufacturer	Midway Games, Acclaim Entertainment
Production Year	1994
Box Variant	First-party V-Overlap Seam
Authentication	Wata Games
Box Grade	9.8
Seal Rating	A++
Certification No.	575772-026

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series 1994 Sega Genesis NBA Jam Video Game going forward.